News release

Results of the voluntary partial tender offers

Leverkusen, Germany, July 24, 2019 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, informs about the conclusion of the voluntary public partial tender offers of Maruho Deutschland GmbH as well as Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft (“Offers”). The offer period for both offers ended on Friday, 19 July 2019 at midnight (“Closing Date”).

On April 15, 2019, Maruho Deutschland GmbH published an offer to the shareholders of Biofrontera AG to acquire up to 4,322,530 of its registered non-par value shares in Biofrontera AG for a cash payment of EUR 6.60 per Biofrontera share. On 27 May 2019, the tender offer and the offer document were amended and updated and the cash payment offer was increased to EUR 7.20 per Biofrontera share. Maruho Deutschland GmbH reported today that, at the Closing Date, the offer had been accepted for 3,499,056 shares. This represents approximately 7.84% of the Company’s outstanding share capital and voting rights as of the Closing Date.

On June 21, 2019, Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft published a competing offer to the shareholders of Biofrontera AG to acquire up to 500,000 of their registered non-par value shares in Biofrontera AG for a cash payment of EUR 7.20 per Biofrontera share. On 1 July 2019, the offer and the offer document were amended and updated and the cash payment offer was increased to EUR 8.00 per Biofrontera share. Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft today reported that, at the Closing Date, the offer had been accepted in full. This represents approximately 1.12% of the Company’s outstanding share capital and voting rights as of the Closing Date.

According to Art. 27 of the German Securities Acquisition and Takeover Act (WpÜG), the Executive Board and the Supervisory Board of Biofrontera AG were required to publish an opinion on the offers and any changes thereof. Pursuant to § 27 WpÜG, employees also had the opportunity to provide an opinion on the offers. The opinion letters of the Executive Board and the Supervisory Board of Biofrontera AG including any updates as well as the opinion letter of our employees on the offer of Deutsche Balaton Biotech AG and DELPHI Unternehmensberatung Aktiengesellschaft are published as follows:

https://www.biofrontera.com/en/Tender-offer-Maruho.html

https://www.biofrontera.com/en/investors-207/tender-offer-of-deutsche-balaton-biotech-ag-and-delphi-unternehmensberatung-ag.html

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For enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com

IR UK: Seton Services Toni Vallen	+44 (0) 207 229 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets AKTIPAK®, a prescription medication for the treatment of acne, and Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102